                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                       Computer Integration Corporation
            -------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $001 per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                 042891 10 1
            -------------------------------------------------------
                                 (CUSIP Number)

                              Donn A. Beloff, Esq.
                                Holland & Knight
                           One East Broward Boulevard
                       Fort Lauderdale, Florida 33301
            -------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 18, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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
------------------------------------------------------                   -----------------------------------------------------------
                 CUSIP NO. 042891 10 1                                                        Page 2 of 5
------------------------------------------------------                   -----------------------------------------------------------

====================================================================================================================================
              Names of Reporting Person
              SS or ISA Identification Nos. of Above Person
      1
                       ARALDO COSSUTTA
------------------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
                                                                                                             (a)  [ ]
      2
                       N/A                                                                                   (b)  [ ]

------------------------------------------------------------------------------------------------------------------------------------
              SEC use only
      3
------------------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                       PF
------------------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                          [ ]

------------------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                       United States of America
------------------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                           2,842,685
   Number of shares    -------------------------------------------------------------------------------------------------------------
     beneficially                  Shared voting power
     owned by each         8
   reporting person                        NONE
         with          -------------------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                           2,842,685
                       -------------------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                           NONE
------------------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                       2,842,685
------------------------------------------------------------------------------------------------------------------------------------
              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12
                                                                          X
------------------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                       40.88%
------------------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                       IN
====================================================================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, par value $0.01 per share, ("Common Stock") of Computer Integration Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7900 Glades Road, Boca Raton, Florida 33434. This Schedule 13D/A amends the Schedule 13D filed with the Commission on June 2, 1994.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a)        Araldo Cossutta ("Mr. Cossutta")

         Item 2(b)        920 5th Avenue
                          New York, NY 10021

         Item 2(c) Architect employed with Cossutta & Associates, Architects P.C., 600 Madison Avenue, New York, NY 10022.

         Item 2(d)        None.

         Item 2(e)        None.

         Item 2(f)        United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 18, 1996, using his personal funds, Mr. Cossutta acquired 456,000 shares of Common Stock of the Issuer at a price of $1.87 per share as well as 5,000 shares of Series D Preferred Stock at a price of $100 per share (such shares are convertible into 200,000 shares of Common Stock at $2.50 per share) and 125 shares of Series E Preferred Stock at a price of $4,000 per share (such shares are convertible into 500,000 shares of Common Stock at $1.00 per share). Mr. Cossutta paid the purchase price of such shares in cash.

         Mr. Cossutta also owns 1,845,000 shares of Common Stock directly. These shares were acquired as part of a reorganization pursuant to which Mr. Cossutta tendered shares he held of Computer Integration Corporation., a Delaware corporation, for shares of N.E.G., Inc., a Nevada corporation. N.E.G., Inc. subsequently changed its name to Computer Integration Corp., reincorporated in Delaware, and is the Issuer of securities to which this Schedule relates.

          Mr. Cossutta also owns 6,400 shares of Series D Preferred Stock (convertible into 256,000 shares of Common Stock at a price of $250 per share). These shares were purchased from the Issuer using Mr. Cossutta's personal funds. Mr. Cossutta also has options to purchase (i) 5,000 shares of Common Stock, which are exercisable at $.10 per share and expire on March 30, 1999; (ii) 5,000 shares of Common Stock, which are exercisable at $1.00 per share and expire on July 12, 2000; and (iii) 10,000 shares of Common Stock, which are exercisable at $4.00 per share and expire on October 12, 2001. Mr. Cossutta received these options from the Issuer in his capacity as a Director pursuant to the Issuer's stock option plan.

         Trusts for which Mr. Cossutta is the sole trustee own 5,685 shares of Common Stock and 400 shares of Series D Preferred Stock (convertible into 16,000 shares of Common Stock at a price of $2.50 per share). These shares were purchased from assets of the respective trusts.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Cossutta holds shares of Computer Integration Corp. solely for investment purposes.

         Item 4(a)        None.

         Item 4(b)        None.





                               Page 3 of 5 Pages

         Item 4(c)        None.

         Item 4(d) Mr. Cossutta has no current plans to make changes to management. In his capacity as a member of the Board of Directors of the Issuer, however, Mr. Cossutta intends to exercise his fiduciary duties to shareholders, in conjunction with the other members of the Board of Directors, in the supervision and evaluation of the of management of the Issuer.

         Item 4(e)        None.

         Item 4(f)        None.

         Item 4(g)        None.

         Item 4(h)        None.

         Item 4(i)        None.

         Item 4(j)        None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) and (b) Mr. Cossutta has sole investment and voting power with respect to 1,845,000 shares of Common Stock of the Issuer, or 26.54% of the shares of Common Stock of the Issuer outstanding as of September 30, 1996. Mr. Cossutta owns all such shares directly. In addition, Mr. Cossutta has sole voting and investment control over 5,685 shares of Common Stock and 400 shares of Series D Preferred Stock (convertible into 16,000 shares of Common Stock at a price of $2.50 per share) owned by trusts for which Mr. Cossutta is the sole trustee. Mr. Cossutta also has sole investment power with respect to 11,400 shares of Series D Preferred Stock (convertible into 456,000 shares of Common Stock at a price of $2.50 per share) and 125 shares of Series E Stock (convertible into 500,000 shares of Common Stock at a price of $1.00 per share). Mr. Cossutta also has sole voting and investment power with respect to 20,000 shares of Common Stock issuable upon exercise of currently outstanding options. If Mr. Cossutta were to exercise all currently outstanding options and convert all preferred stock currently held by him or by trusts for which he is the sole trustee, Mr. Cossutta would have sole voting and investment power over 2,842,685 shares of Common Stock of the Issuer, or 40.88% of the shares of Common Stock of the Issuer outstanding as of September 30, 1996.

         Item 5(c)        On September 18, 1996, in a private transaction, Mr.
Cossutta purchased 456,000 shares of Common Stock of the Issuer from Samuel McElheney, a shareholder and Director of the Issuer, at a price of $1.87 per share. The purchase price was paid in cash. Also on September 18, 1996, Mr. Cossutta purchased 5,000 shares of Series D Preferred stock from at a price of $100 per shares and 125 shares of Series E Preferred Stock from at a price of $4,000 per share. The purchase price for the preferred stock was also done in cash.

         Item 5(d)        None.

         Item 5(e)        N/A.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No Exhibits are required to be filed herewith.





                               Page 4 of 5 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1997



                                        /s/ Araldo Cossutta
                                        --------------------------------------
                                        Araldo Cossutta





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